UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CYTEIR THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23284P103

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284P103	13G

1.	NAMES OF REPORTING PERSONS Osage University GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,459,572 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,459,572 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459,572 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All of such shares are Common Stock and held of record by Osage II (as defined in Item 2(a) of the Original Schedule 13G). Osage II GP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Osage II and may be deemed to share voting and dispositive power with respect to these securities. Robert S. Adelson, Marc A. Singer and William T. Harrington are the managing members of Osage II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 35,438,912 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the United States Securities and Exchange Commission (the “Commission”) on November 7, 2022 (the “Form 10-Q”).

CUSIP No. 23284P103	13G

1.	NAMES OF REPORTING PERSONS Osage University Partners II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,459,572 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,459,572 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459,572 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All of such shares are Common Stock and held of record by Osage II. Osage II GP is the general partner of Osage II and may be deemed to share voting and dispositive power with respect to these securities. Robert S. Adelson, Marc A. Singer and William T. Harrington are the managing members of Osage II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,438,912 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as set forth in the Issuer’s Form 10-Q.

CUSIP No. 23284P103	13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 3, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4. Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Osage II is the record owner of the 2,459,572 shares of Common Stock (the “Osage Shares”). As the general partner of Osage II, Osage II GP may be deemed to beneficially own the Osage Shares.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 23284P103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

OSAGE UNIVERSITY PARTNERS II, LP

By:	OSAGE UNIVERSITY GP II, LLC
Its General Partner

	By:	/s/ William T. Harrington
William T. Harrington, Managing Member

OSAGE UNIVERSITY GP II, LLC

By:	/s/ William T. Harrington
William T. Harrington, Managing Member